

Mail Stop 3561

May 6, 2009

Mr. Daniel G. Keane, President and Chief Executive Officer
Mod-Pac Corporation
1801 Elmwood Avenue
Buffalo, New York 14207

> **Re   Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **Form 10-Q for Quarterly Period Ended April 4, 2009**
> **Filed May 6, 2009**
> **File No. 0-50063**

Dear Mr. Keane:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Quarterly Period Ended April 4, 2009

Cover page

1. We note that you have indicated on the cover page that you are a non-accelerated filer. However, from the disclosure on the cover page of your Form 10-K that the market value of the shares of stock held by non-affiliates is just over $10 million, it appears that you are actually a smaller reporting company. Please check the correct box on the cover page.

Management Certifications – Exhibit 31

2. Please revise the Section 302 Certifications to delete the word "annual" or "quarterly" in paragraphs 1 – 3, as applicable, add internal controls over financial reporting to the introductory language of paragraph 4, and add paragraph 4(b) in its entirety as required by Exhibit 601(b)31 of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2008

Part III

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Contractual Obligations, page 14

3. We note your total capital lease obligation – interest of $6.04 million on your forty-nine year lease that began in November 2003. In your long-term debt footnote on page 25 you disclose your lease payments are $155,000 for the first seven years and $180,000, thereafter, for the remainder of the lease. In addition, you disclose that in the twentieth year you have the option to buy the underlying real estate for $1.8 million and terminate the lease, which appears to be the $1.8 million capital lease obligation – principal in the contractual obligations table. Please help us further understand your capital lease obligations by advising us of the following:

   ▪ Tell us whether the annual lease payments of $155,000 and $180,000 are solely interest and if you are required to make an additional principal payment.

- Confirm to us that the $6.04 million represents the total remaining interest payments through the end of the forty-nine year lease, and provide us with a reconciliation of your future annual interest payments totaling the $6.04 million and how they sum to total payments due under the lease agreement.

- Tell us whether or not you will still be required to make interest payments if you exercise the purchase option in the twentieth year, and clarify this fact in the footnotes to your contractual obligations table and to your financial statements in future filings. Refer to Item 303(a)(5)(i) of Regulation S-K and paragraph 16(a)(ii) of SFAS 13.

Item 8, Financial Statements and Supplementary Data, page 16

Notes to Financial Statements, page 22

Note 2. Significant Accounting Policies, page 22

Long-Lived Assets, page 24

4. We note your disclosure that impairments are recognized if future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover the long-lived assets, and that the carrying amounts are then reduced by the estimated shortfall of the discounted cash flows. Please confirm whether your policy for recognition and measurement of impairment loss is consistent with paragraph 7 of SFAS 144 and revise your disclosure as appropriate. Tell us if you tested your long-lived assets for impairment during fiscal year 2008, pursuant to paragraph 8 of SFAS 144, and if so, disclose the results of your test.

Note 3. Long-Term Debt, page 25

5. We note your capital lease of approximately 13 acres and buildings totaling approximately 203,000 square feet with a 49 year lease term and your option to buy the underlying real estate in the twentieth year for $1.8 million and terminate the lease. In addition, you disclose the carrying amount of the underlying real estate, including improvements, was $4.1 million and the capitalized lease obligation was $1.8 million at December 31, 2008. Please help us further understand how your accounting complies with SFAS 13 by providing us with the following:

- The criteria met for capital lease classification at lease inception pursuant to paragraph 7, and whether the $1.8 million fixed-price purchase option was a bargain purchase option as defined in paragraph 5(d)

- If there was a bargain purchase option, tell us what facts and circumstances you assessed to arrive at this conclusion, and what lease term you used pursuant to paragraph 5(f)

- The initial amount for which you recorded an asset and obligation in November 2003 pursuant to paragraph 10, as well as how you determined these amounts

- How you are amortizing the assets recorded under your capital lease in accordance with paragraph 11

- How you are allocating each minimum lease payment between a reduction of the obligation and interest expense pursuant to paragraph 12

- A rollforward of your capital lease assets and obligations so that we can understand how you arrived at the balances as of December 31, 2008

6. Please disclose the following in your balance sheet or notes thereto in relation to your capital lease in accordance with SFAS 13, or tell us why you do not believe such disclosures are required:

- The gross amount of assets recorded under capital leases as of the date of each balance sheet presented by major classes according to nature or function pursuant to paragraph 16(a)

- The assets recorded under capital leases and the accumulated amortization thereon pursuant to paragraph 13

- The current and noncurrent liabilities for your obligations under capital leases pursuant to paragraph 13

7. We note that you executed an amendment to your credit agreement which lowered the amount available on the committed line of credit to $5.0 million, and changed the financial covenants for 2008 and 2009 to more favorable levels. Please tell us if the amendment contains any restrictive covenants (e.g. restrictions on dividends, additional borrowings, uses of cash, or obligations to maintain minimum working capital) that require disclosure pursuant to paragraphs 18-19 of SFAS 5. Please file the amendment as an exhibit to your 10-K, or explain to us why it is not required.

8. Please disclose the amount of your unused line of credit that was available to you as of December 31, 2008, in accordance with the terms of the amended loan agreement pursuant to Rule 5-02(19)(b) of Regulation S-X and Section 203.04 of the Financial Reporting Codification.

Item 10, Directors, Executive Officers, …., page 32

9. Please briefly describe the business experience during the past five years of each executive officer, and briefly explain the nature of his responsibility in prior positions. See Item 410(e)(1) of Regulation S-K.

Exhibits

10. We note that exhibit A, the security agreement, to exhibit 10.5, the loan agreement, has been omitted. Please file the agreement in its entirety.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Daniel Keane
Mod-Pac Corporation
May 2, 2009
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to John Archfield at (202) 551-3315. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or Pam Howell, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Mod-Pac Corp.
        FAX: (800) 873-1269